UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Thrift Plus Plan:
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 21, 2013

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Receivables:
Notes receivable from participants	$11,316,500	$10,196,536
Participant contributions	412,687	772,997
Employer contributions	245,419	833,727
Total receivables	11,974,606	11,803,260
Investments at fair value (Note 3):
Mutual funds	184,236,021	247,808,765
Common / collective trusts	132,500,564	—
Master trust	111,865,865	108,997,309
Kennametal Inc. capital stock	56,433,742	58,703,607
Self-directed brokerage account	2,330,335	—
Total investments at fair value	487,366,527	415,509,681
Total assets	499,341,133	427,312,941
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(5,831,727)	(5,456,564)
NET ASSETS AVAILABLE FOR BENEFITS	$493,509,406	$421,856,377
The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$41,840,805
Participant contributions	17,608,757
Employer contributions	13,732,998
Dividends and interest	7,816,396
Interest - notes receivable from participants	575,891
Total additions	81,574,847
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	41,083,090
Loan distributions	171,234
Administrative fees	503,327
Total deductions	41,757,651
NET INCREASE BEFORE TRANSFER OF ASSETS	39,817,196
Transfers from other Kennametal Plans	31,835,833
NET INCREASE	71,653,029
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	421,856,377
End of year	$493,509,406

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011
NOTE 1—DESCRIPTION OF PLAN
The following general description of the Kennametal Thrift Plus Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly and union employees of Kennametal Inc. and certain of its subsidiaries (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor.
Effective July 1, 2012 three affiliated entities who participated in the Kennametal Affiliated Savings Plan (KASP) were merged into the Plan. The impact of this merger is reflected as transfers in the statement of changes in net assets available for benefits.
ADMINISTRATION OF THE PLAN – The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the record keeper.
ELIGIBILITY – All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
VESTING – Employee contributions are fully vested. All Employer contributions (basic, matching and discretionary) cliff vest after the third anniversary of the participant’s employment date. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $41,775 and $333,331, respectively. These amounts will be used to reduce future employer contributions.
PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company's profit sharing contribution and Plan earnings. Participant accounts are charged with administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
CONTRIBUTIONS – The Plan allows participants to elect a contribution rate (either pre-tax, after-tax, or a combination of both) of 1% to 50% of the employee’s eligible wages, which include base salary, overtime, shift differential pay and incentive compensation. Highly compensated employees are limited to contributing 9% pre-tax and 4% after-tax of their eligible wages. Newly hired employees are automatically enrolled at 3%. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make catch-up contributions.
Unless otherwise amended, the Plan provides for employer matching contributions of 50% of employee contributions up to 6%. As such, the maximum employer matching contribution is 3%. Under the Plan, the Company has the discretion to make its employer matching contributions in Kennametal capital stock.

The participants can elect to have their contributions (pre-tax, after-tax, catch-up and rollover amounts) invested in the different investment funds available under the Plan. Currently, the Plan offers 21 mutual funds, Kennametal Inc. capital stock, a Master Trust, as well as a self-directed brokerage account. During 2012, employer matching contributions were invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.
Participants receive a fixed basic contribution equal to 3% of the employee’s eligible compensation and an additional discretionary contribution from 0% up to 3%. Under the Plan, the Company has the right to make its basic and discretionary contributions in Kennametal capital stock. In August 2012, the Company made a discretionary contribution of 1% of each participant’s eligible compensation. During 2012, the basic and discretionary contributions were invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.
DISTRIBUTIONS – Distributions to participants due to disability, retirement or death are payable in either a lump sum or periodic payments for a period not to exceed ten (10) years at the participant’s election. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.
In addition, while still employed, participants may withdraw after-tax employee contributions, rollover contributions and pre-tax employee contributions if over age 59.5, at any time. Vested Company contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons.
NOTES RECEIVABLE FROM PARTICIPANTS – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. Principal and interest are paid ratably through payroll deductions. The maximum term permissible for a general-purpose note is 5 years and 30 years for a residential note. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the note. Interest rates on notes receivable from participants ranged from 4.25% to 10.5% at December 31, 2012 and 2011, respectively. Notes receivable from participants outstanding at December 31, 2012 have maturity dates ranging from 2013 to 2042.
INVESTMENTS – Participants direct their contributions and Company cash contributions by electing that such contributions be placed in a single investment or allocated to any combination of investments or the self-directed brokerage account available under the Plan. Earnings derived from the assets of any investment are reinvested in the investment to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment options.
For Company contributions made in Kennametal capital stock, participants have the ability to exchange the Kennametal capital stock for a single investment or for any combination of investments offered by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the accounting guidance on “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this standard, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.
RECENT ACCOUNTING PRONOUNCEMENTS – As of January 1, 2012, the Plan adopted changes to fair value measurement and disclosures. The objective of this guidance is a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States of America (U.S. GAAP) and international financial reporting standards. Many of the amendments in this guidance represent clarifications to existing guidance or changes in the measurement guidance for determining fair value. The adoption of this guidance did not have an impact on the Plan's financial statements.
USE OF ESTIMATES – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, investment consultants and the custodian. See Note 3 for discussion of fair value measurements.
Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the exdividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 5) are fully benefit-responsive. Fully benefit-responsive investment contracts are reported at fair value with a corresponding adjustment to contract value for purposes of reporting net assets available for investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. Investments in Kennametal capital stock are valued at their quoted market price at year-end.

NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded in the period earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants / beneficiaries.

NET APPRECIATION – Net appreciation in fair value of investments is composed of unrealized gains and losses, which represent the change in market value, compared to the cost of investments in each year, and realized gains and losses on security transactions, which represent the difference between proceeds received and average cost. Net appreciation in fair value of investments for the year ended December 31, 2012 was as follows:

2012
Mutual Funds	$35,527,427
Kennametal Inc. Capital Stock	6,313,378
Total	$41,840,805
PLAN EXPENSES – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
As of January 1, 2012, record keeping fees are charged equally to each participant and are classified as administrative fees on the statement of changes in net assets.
NOTE 3 – FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three levels to prioritize the inputs used in valuations, as defined below:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Inputs that are unobservable.
The following sections describe the valuation methodologies used by the Plan to measure investments at fair value, including an indication of the level in the fair value hierarchy in which each major category of investments is generally classified. Where appropriate, the description includes details of the valuation models and any significant assumptions. There have been no changes in the methodologies used and no transfers between fair value levels at December 31, 2012 and 2011.
Mutual Funds Investments in mutual funds are valued at quoted net asset values at year end.

Master Trust The plan has an undivided interest in the underlying assets of the Master Trust. Assets of the Master Trust are held in a stable value fund by INVESCO. The Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts. See Note 5 for additional disclosures on the Master Trust. The fair value of the underlying assets of the Master Trust were determined using a present value model and the principal inputs are discount rate, fee periods, fee invoice schedule, contract value, replacement cost and actual cost.
Capital Stock Investments in capital stock are valued at their quoted market price at year-end.

Common / collective trusts Investments in common / collective trusts are valued using the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2012 and have a nominal redemption period.
Self-Directed Brokerage Account The following investment types of the self-directed brokerage account are valued as follows:
Common Stock - valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - valued at the quoted net asset values at year end.
Units in Trust - valued at the quoted net asset values at year end.
As of December 31, 2012, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$99,862,654	$—	$—	$99,862,654
Value funds	44,180,748	—	—	44,180,748
Fixed income funds	25,168,090	—	—	25,168,090
Index funds	15,024,529	—	—	15,024,529
Common / collective trusts:
Balanced funds *	—	132,500,564	—	132,500,564
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	—	108,318,675	—	108,318,675
Money market fund	—	3,547,190	—	3,547,190
Kennametal Inc. capital stock	56,433,742	—	—	56,433,742
Self-directed brokerage account:
Mutual funds	1,106,211	—	—	1,106,211
Common stocks	655,571	—	—	655,571
Units in trust	136,458	—	—	136,458
Cash	432,095	—	—	432,095
Total investments	$243,000,098	$244,366,429	$—	$487,366,527

* Common / collective trusts consist of various JP Morgan investments. The investment strategies of these investments are detailed below

Common / Collective Trusts Investment Strategies:

	JP Morgan	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2015 Fund	2020 Fund	2025 Fund	2030 Fund	2035 Fund
Domestic equity funds	23.4%	26.5%	29.7%	33.4%	34.5%
International funds	20.5%	24.4%	27.6%	30.6%	33.0%
Taxable fixed income	42.5%	39.4%	32.4%	27.2%	21.1%
Specialty funds	10.1%	6.9%	7.2%	5.1%	7.3%
Money Market Fund	1.8%	1.7%	1.9%	2.0%	2.4%
U.S. Treasuries	0.8%	0.9%	1.2%	1.7%	1.7%
Exchange-traded notes	0.9%	0.2%	—%	—%	—%
	100.0%	100.0%	100.0%	100.0%	100.0%
Fair value as of December 31, 2012	$23,650,014	$23,059,714	$27,059,029	$18,156,915	$12,738,702

	JP Morgan	JP Morgan	JP Morgan	JP Morgan
	SmartRetirement	SmartRetirement	SmartRetirement	SmartRetirement
Investment Holdings	2040 Fund	2045 Fund	2050 Fund	Income Fund
Domestic equity funds	36.3%	36.7%	35.1%	18.0%
International funds	34.1%	33.8%	34.0%	17.7%
Taxable fixed income	19.2%	18.8%	18.8%	41.5%
Specialty funds	6.3%	6.6%	7.7%	12.8%
Money market fund	2.3%	2.3%	2.6%	7.9%
U.S. Treasuries	1.8%	1.8%	1.8%	0.8%
Exchange-traded notes	—%	—%	—%	1.3%
	100.0%	100.0%	100.0%	100.0%
Fair value as of December 31, 2012	$10,603,043	$3,007,976	$2,444,489	$11,780,682
As of December 31, 2011, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$90,034,105	$—	$—	$90,034,105
Balanced funds	88,714,928	—	—	88,714,928
Value funds	37,677,842	—	—	37,677,842
Fixed income funds	18,678,475	—	—	18,678,475
Index funds	12,703,415	—	—	12,703,415
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	—	101,625,812	—	101,625,812
Money market fund	—	7,371,497	—	7,371,497
Kennametal Inc. capital stock	58,703,607	—	—	58,703,607
Total investments	$306,512,372	$108,997,309	$—	$415,509,681

NOTE 4 - INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2012	2011
Stable Value Fund	$111,865,865	$108,997,309
Kennametal Inc. Capital Stock	56,433,742	58,703,607
Prudential Jennision Mid-Cap Growth Fund	38,894,258	N/A
T. Rowe Price Institutional Large Cap Growth Fund	31,693,874	N/A
JP Morgan SmartRetirement 2025 Fund	27,059,029	N/A
MSIFT MidCap Growth Portfolio	N/A	35,941,689
Fidelity Capital Appreciation Fund	N/A	27,987,932

Investments shown as "N/A" were not offered as an option under the Plan as of December 31, 2012 or 2011, respectively.
NOTE 5 - MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust that was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).
The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.
To accomplish the objectives described above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICs). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.

The average yield earned by the Plan based on actual earnings was 0.88% and 1.36% for the years ended December 31, 2012 and 2011, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 2.34% and 2.87% for the years ended December 31, 2012 and 2011, respectively.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes that the events described above could result in the payment of benefits at fair value rather than contract value and are not probable of occurring in the foreseeable future.
Investments held by the Master Trust at December 31, 2012 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value
Wrapped Portfolios
Common Collective Trusts:
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A+/A1	23,102,264	(1,726,976)	21,375,288
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A-/A3	23,096,358	(1,725,671)	21,370,687
NATIXIS IGT INVESCO Short Term Bond Fund	A/A2	22,221,178	(816,299)	21,404,879
Prudential Insurance IGT INVESCO Short Term Bond Fund	AA-/A2	18,712,540	(693,737)	18,018,803
Monumental IGT INVESCO Short Term Bond Fund	AA-/A1	17,161,278	(841,421)	16,319,857
Monumental IGT Goldman Sachs Core A	AA-/A1	4,854,356	(238,010)	4,616,346
Monumental IGT BlackRock A or Better Core Fixed Income Fund	AA-/A1	4,846,210	(237,611)	4,608,599
Prudential Insurance IGT INVESCO A or Better Core Fixed Income Fund	AA-/A2	3,999,155	(148,262)	3,850,893
Prudential Insurance IGT PIMCO A or Better Core Fixed Income Fund	AA-/A2	3,996,205	(148,153)	3,848,052
Monumental IGT INVESCO A or Better Core Fixed Income Fund	AA-/A1	855,779	(41,959)	813,820
Monumental IGT PIMCO A or Better Core Fixed Income Fund	AA-/A1	855,148	(41,928)	813,220
Monumental Wrapper Contracts	AA-/A1	34,167	(1,675)	32,492
Short Term Investments
Fidelity Money Market	N/A	4,052,029	—	4,052,029
Total		$127,786,667	$(6,661,702)	$121,124,965

At December 31, 2012, the Plan’s interest in the Master Trust was approximately 88 percent. Total investment income for the Master Trust was $3,068,566 for the year ended December 31, 2012. The investment income for the Master Trust is recorded in dividends and interest in the statement of changes in net assets available for benefits.
Investments held by the Master Trust at December 31, 2011 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value
Wrapped Portfolios
Common Collective Trusts:
Monumental IGT INVESCO Short Term Bond Fund	AA-/A1	$24,732,887	$(1,241,581)	$23,491,306
Pacific Life IGT INVESCO Multi- Mgr A or Better Interm. G/C Fund	A+/A1	22,292,377	(1,537,951)	20,754,426
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A-/A3	22,258,267	(1,534,163)	20,724,104
NATIXIS IGT INVESCO Short Term Bond Fund	A+/Aa3	21,739,113	(873,540)	20,865,573
State Street IGT INVESCO Short Term Bond Fund	AA-/Aa2	15,377,692	(630,283)	14,747,409
JP Morgan Chase IGT INVESCO Short Term Bond Fund	A+/Aa1	10,746,001	(472,884)	10,273,117
JP Morgan Chase Wrapper Contracts	A+/Aa1	45,252	(1,991)	43,261
Monumental Wrapper Contracts	AA-/A1	17,390	(873)	16,517
Short Term Investments
Fidelity Money Market	N/A	8,501,832	—	8,501,832
Total		$125,710,811	$(6,293,266)	$119,417,545
At December 31, 2011, the Plan’s interest in the Master Trust was approximately 87 percent.
NOTE 6 - TAX STATUS
The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 15, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely would not be sustained upon examination by taxing jurisdictions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 8 - RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 9 - RELATED PARTY TRANSACTIONS
Certain investments of the plan are managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 1,410,029 and 1,606,126 shares of Kennametal capital stock, or $56,433,742 and $58,703,607 at December 31, 2012 and 2011, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair value
		Mutual Funds
	Prudential	Prudential Jennison Mid-Cap Growth Fund	N/A	$38,894,258
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth Fund	N/A	31,693,874
	American Funds	American Funds EuroPacific Growth Fund	N/A	20,861,457
	Vanguard	Vanguard Equity Income Fund Admiral Shares	N/A	19,389,866
	American Beacon	American Beacon Small Cap Value Institutional Fund	N/A	15,914,907
	JP Morgan	JP Morgan Core Bond Fund	N/A	13,927,507
	Vanguard	Vanguard Institutional Index Fund	N/A	13,579,088
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	11,240,583
	Vanguard	Vanguard Selected Value Fund	N/A	8,875,975
	Eagle	Eagle Small Cap Growth Fund	N/A	7,169,657
	Vanguard	Vanguard Mid Capitalization Index Signal	N/A	1,445,441
	Vanguard	Vanguard Total International Stock	N/A	1,243,408
		Total Mutual Funds		184,236,021

		Common / Collective Trusts
	JP Morgan	JP Morgan SmartRetirement 2025 Fund	N/A	27,059,029
	JP Morgan	JP Morgan SmartRetirement 2015 Fund	N/A	23,650,014
	JP Morgan	JP Morgan SmartRetirement 2020 Fund	N/A	23,059,714
	JP Morgan	JP Morgan SmartRetirement 2030 Fund	N/A	18,156,915
	JP Morgan	JP Morgan SmartRetirement 2035 Fund	N/A	12,738,702
	JP Morgan	JP Morgan SmartRetirement Income Fund	N/A	11,780,682
	JP Morgan	JP Morgan SmartRetirement 2040 Fund	N/A	10,603,043
	JP Morgan	JP Morgan SmartRetirement 2045 Fund	N/A	3,007,976
	JP Morgan	JP Morgan SmartRetirement 2050 Fund	N/A	2,444,489
		Total Common / Collective Trusts		132,500,564

		Master Trust
	INVESCO	Stable Value Fund	N/A	111,865,865

		Kennametal Inc. Capital Stock
*	Kennametal Inc.	Kennametal Inc. Capital Stock	N/A	56,433,742

		Self-Directed Brokerage Account
	Various	Mutual Funds	N/A	1,106,211
	Various	Common Stock	N/A	655,571
	Various	Units in Trust	N/A	136,458
*	Fidelity	Cash Reserves	N/A	432,095
		Total Self-Directed Brokerage Account		2,330,335
		Total Investments		487,366,527

*	Notes receivable from participants	Maturities from 2013 to 2042, interest rates from 4.25% to 10.50%	N/A	11,316,500
		Total		$498,683,027

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

Date: June 21, 2013	By:	/s/ John Bielinski
John Bielinski
Plan Administrator